Exhibit 99.1

Quarterly Statement Q3 2019

Double-Digit Growth Across Revenue, Profit and Cash Flow
Operational Excellence Boosts Margins

•   New Cloud Bookings Up 39%, Software License Revenue Down 1%

•   Cloud Revenue Up 37%

•   Cloud Gross Margin Up More Than 5 Percentage Points

•   IFRS Operating Profit Up 36%; Non-IFRS Operating Profit Up 20%

•   IFRS Operating Margin Up 4.2pp; Non-IFRS Operating Margin Up 1.7pp

•   Q3 Operating Cash Flow Up 28%, Free Cash Flow Up 116%

„  Our third quarter results reflect the momentum we’ve built entering the final quarter of the year and more broadly where we are on our journey of growth and operational excellence. We are excited and energized to write the next chapter in SAP’s story alongside the best workforce anywhere in the technology industry.

Jennifer Morgan and Christian Klein, Co-CEOs

„  In April we promised a stronger focus on profits and here we go: Q3 marks yet another milestone in delivering on this commitment. Q3 is also a manifesto of us keeping our second promise: continued strong top line momentum. Despite continued macro uncertainties we couldn’t be more confident to make 2019 another stellar year for SAP.

Luka Mucic, CFO

SAP Quarterly Statement Q3 2019	1

Walldorf, Germany – October 21, 2019
SAP SE (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2019.

Business Performance

Financial Highlights Third Quarter 20191

In the third quarter, new cloud bookings were up 39% to €572 million (34% at constant currencies) and up 51% excluding Infrastructure-as-a-Service (IaaS). A new partnership with Microsoft contributed 18 percentage points to the 39% Q3 new cloud bookings growth. The deal has a term of 3 years, with revenue recognition starting in the fourth quarter 2019. Cloud revenue grew 37% year over year to €1.79 billion (IFRS), up 37% (non-IFRS) and 33% (non-IFRS at constant currencies). Software licenses revenue was down 1% year over year to €932 million (IFRS), down 1% (non-IFRS) and down 4% (non-IFRS at constant currencies). New cloud and software order entry was up 20% (15% at constant currencies) year over year in the third quarter. Cloud and software revenue grew 12% year over year to €5.63 billion (IFRS), up 13% (non-IFRS) and 10% (non-IFRS at constant currencies). Total revenue grew 13% year over year to €6.79 billion (IFRS), up 13% (non-IFRS) and 10% (non-IFRS at constant currencies).

The share of more predictable revenue grew by two percentage points year-over-year to 69% in the third quarter.

Cloud gross margin increased 5.9 percentage points year over year to 64.5% (IFRS) and increased by 5.4 percentage points year over year to 69.0% (non-IFRS).

Operating profit increased 36% year over year to €1.68 billion (IFRS), up 20% (non-IFRS) and up 15% (non-IFRS at constant currencies). Operating margin increased 4.2 percentage points year over year to 24.7% (IFRS) and expanded by 1.7 percentage points year over year to 30.6% (non-IFRS) and 1.5 percentage points to 30.4% (non-IFRS at constant currencies). Operating profit in the third quarter benefitted from disciplined hiring and accelerated operating efficiency gains. IFRS operating profit additionally benefitted from lower share-based compensation expenses.

Earnings per share was up 28% to €1.04 (IFRS) and up 14% to €1.30 (non-IFRS).

Operating cash flow in the third quarter developed significantly better than in the first half of 2019 and contributed €638 million (up 28% year-over-year) to the nine-month operating cash flow. Operating cash flow for the first nine months was €3.32 billion, down 5% year-over-year. The decrease in operating cash flow was primarily due to higher payouts related to share-based compensation (€205 million), restructuring payouts (€239 million) and higher tax cash outflows (€490 million) compared to the first nine months of 2018. In addition, operating cash flow experienced a year over year benefit of roughly €288 million from the application of IFRS 16. Free cash flow2 was flat year-over-year at €2.33 billion. At the end of the third quarter, net liquidity was -€8.28 billion.

Segment Performance Third Quarter 2019

SAP’s three reportable segments “Applications, Technology & Services”, “Intelligent Spend Group” and “Customer and Experience Management” showed the following performance:

Applications, Technology & Services (AT&S)

In the third quarter, segment revenue in AT&S was up 9% to €5.52 billion year-over-year (up 6% at constant currencies). Solutions which contributed to this growth are listed below.

In the third quarter, SAP and Microsoft established a preferred partnership to move on-premise SAP ERP and S/4HANA customers to the cloud through industry specific best practices, reference architectures, and cloud-delivered services on Microsoft Azure. This partnership will both accelerate and simplify customer migration to S/4HANA on Microsoft Azure, and Microsoft will embed SAP Cloud platform solutions and related services within Azure Cloud Services.

SAP S/4HANA

SAP S/4HANA is at the core of the Intelligent Enterprise. It embeds analytics, simulation, prediction, and decision support to run LIVE business. SAP offers customers a choice of deployment options including cloud, on-premise and hybrid so they can choose any scenario or combination that is right for them. Built on SAP’s advanced in-memory computing platform, SAP S/4HANA is the market-leading intelligent ERP that provides unparalleled business agility, empowering companies across all industries to reinvent their business models for the digital economy and navigate dynamic marketplaces.

Adding over 500 customers in the quarter, S/4HANA adoption grew to more than 12,000 customers, up 25% year over year. In the third quarter close to 40% of the additional S/4HANA customers were net new.

1  Q3 2019 results were also impacted by changes in accounting policies, business combinations and other effects. For details, please refer to the disclosures on page 34 of this Quarterly Statement.

2  IFRS 16 also affects SAP’s cash flow statement: operating cash flow increased and cash flow from financing activities decreased by €288 million. The Company has modified its free cash flow metric by subtracting this impact. Therefore, free cash flow is not affected by this change. For details, please refer to the disclosures on page 34 of this Quarterly Statement.

2	SAP Quarterly Statement Q3 2019

S/4HANA continues to be selected by world-class organizations, including State of Nevada, Grupo Crystal and BrandX. Dow Jones, Callaway Golf, Daewoong Pharmaceutical and Breitling have gone live on S/4HANA. A growing number of companies including British Telecom and CIE Automotive have chosen S/4HANA in the Cloud. McDonald’s UAE and Xinjiang Daming Mining Group Co. have gone live on S/4HANA Cloud.

Human Capital Management Solutions (HCM)

SuccessFactors’ evolution towards Human Experience Management (EmployeeXM™) represents the next generation of human capital management (HCM).

The unique combination of SAP SuccessFactors and Qualtrics Employee Experience Management elevates HCM solutions beyond facilitating transactions to truly reinvent human experiences in ways that accelerate business growth. Employees are the frontline face to the customer. Delivering great customer experiences requires focusing on employees and delivering great employee experiences. Organizations that deliver exceptional employee experiences achieve better business results and outperform the competition.

Proximus Group, a top Belgian provider of information and communications technology, selected Qualtrics Employee Experience to support an ambitious new employee listening program. The combination of SAP and Qualtrics solutions will ultimately empower Proximus Group to blend customer experience data with employee experience data to enable holistic, personalized experience management.

SAP SuccessFactors Employee Central, which is the flagship of SAP’s HCM offering, added more than 150 customers in the quarter and has now more than 3,500 customers globally. Vonovia SE was one of many competitive wins and the International Committee of the Red Cross went live on SAP SuccessFactors this quarter.

Business Technology Platform

SAP’s business technology platform represents an evolution of the digital platform helping customers to turn their data into business value. It encompasses database and data management, application development and integration, analytics, and intelligent technologies. The business technology platform represents a combination of SAP’s leading technologies such as SAP HANA, SAP Cloud Platform, SAP Data Warehouse Cloud, SAP Analytics Cloud, SAP Data Intelligence and SAP Intelligent Robotic Process Automation bundled into one single reference architecture. It supports cloud, on-premise and hybrid customer landscapes. Additionally, the business technology platform offers seamless interoperability with hyperscalers’ technologies to deliver a high level of scalability and flexibility. The business technology platform provides customers with convenient access to SAP data, SAP technology and SAP pre-configured business services to help them drive business value across their entire solution landscape.

Nippon Express, Impossible Foods Inc and Amazonas & Roraima Energia selected SAP’s business technology platform and analytics cloud solutions in the third quarter.

Intelligent Spend Group

In the third quarter, segment revenue in the Intelligent Spend Group was up 23% to €828 million year-over-year (up 18% at constant currencies).

With the Intelligent Spend Group, SAP provides collaborative commerce capabilities (SAP Ariba), effortless travel and expense processing (SAP Concur) and flexible workforce management (SAP Fieldglass). The Intelligent Spend Group portfolio represents the largest commerce platform in the world with approximately $3.4 trillion in global commerce annually transacted in more than 180 countries.

British Telecom, Prada, and Xiaomi Communications chose SAP’s Intelligent Spend Group solutions in the third quarter.

SAP Quarterly Statement Q3 2019	3

Customer and Experience Management (CXM)

In the third quarter, segment revenue in Customer and Experience Management was up 75% to €371 million year-over-year (69% at constant currencies). Solutions which contributed to this growth in the third quarter are listed below3.

SAP C/4HANA

SAP’s C/4HANA suite enables companies to manage and deliver personalized customer experiences across every touchpoint and across channels based on a complete view of the customer. C/4HANA combines leading solutions for marketing, sales, commerce, service and customer data. As part of the Intelligent Enterprise, C/4HANA integrates with S/4HANA to connect demand signals to fulfillment in one end-to-end process.

SAP C/4HANA solutions also leverage Qualtrics CustomerXM™. This enables organizations to combine customer feedback and operational data to listen, understand and take action in the moment to improve the customer experience.

E.ON, Swift, and Cintac Mining all chose SAP C/4HANA in Q3.

Experience Management Solutions (Qualtrics)

With Qualtrics, SAP combines market leadership in Experience Management (XM) with end-to-end operational power in over 25 industries to help organizations manage and improve the four core experiences of business: customer, employee, product, and brand.

The Qualtrics XM™ Platform is trusted by approx. 11,000 customers to listen, understand, and take action on experience data (X-data™) by combining X-data with the operational data (O-data™) systems of the enterprise.

In Q3, Slack Technologies, U-Haul, Sharper Image Corp, Stanley Black & Decker, Garmin International, Dish Networks and many others selected Qualtrics to move beyond systems of record to new systems of action and achieve breakthrough results.

Segment Results at a Glance4

Segment Performance Third Quarter 2019
	Applications, Technology & Services			Intelligent Spend Group			Customer and Experience Management
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.
Cloud revenue	813	35	32	699	24	20	294	98	92
Segment revenue	5,518	9	6	828	23	18	371	75	69
Segment profit (loss)	2,475	17	13	211	36	31	2	–84	–88
Cloud gross margin (in %)	57.8	9.7pp	10.2pp	78.0	–0.4pp	–0.4pp	76.4	8.8pp	8.7pp
Segment margin (in %)	44.9	3.0pp	2.8pp	25.5	2.5pp	2.4pp	0.5	–5.0pp	–5.1pp

Regional Revenue Performance

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 10% (IFRS) and 9% (non-IFRS at constant currencies). Cloud revenue increased 49% (IFRS) and 46% (non-IFRS at constant currencies) with Germany and the UK being highlights. France and the UK had exceptional quarters in software license revenue.

The Company had a strong performance in the Americas region. Cloud and software revenue increased 16% (IFRS) and 12% (non-IFRS at constant currencies). Cloud revenue increased 31% (IFRS) and 26% (non-IFRS at constant currencies) with Canada, Brazil and Mexico being highlights. In addition, the United States and Brazil had strong quarters in software license revenue.

In the APJ region, SAP had a solid quarter amidst a challenging market environment. Cloud and software revenue was up 9% (IFRS) and 5% (non-IFRS at constant currencies). Cloud revenue increased 40% (IFRS) and 37% (non-IFRS at constant currencies) with Japan and Australia being highlights. For software license revenue, Japan had an exceptional quarter.

3 Q3 2019 results were impacted by business combinations. For details, please refer to the disclosures on page 33 of this Quarterly Statement

4 For details on the performance of our segments please refer to pages 21-29.

4	SAP Quarterly Statement Q3 2019

Financial Results at a Glance

Third Quarter 2019
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q3 2019	Q3 2018	Δ in %	Q3 2019	Q3 2018	Δ in %	Δ in % const. curr.
New Cloud Bookings2)	NA	NA	NA	572	411	39	34
Cloud revenue	1,789	1,304	37	1,807	1,315	37	33
Software licenses and support revenue	3,839	3,702	4	3,840	3,702	4	1
Cloud and software revenue	5,629	5,007	12	5,647	5,017	13	10
Total revenue	6,791	6,020	13	6,809	6,031	13	10
Share of more predictable revenue (in %)	69	68	2pp	69	68	2pp
Operating profit (loss)	1,679	1,236	36	2,086	1,742	20	15
Profit (loss) after tax	1,259	972	30	1,564	1,358	15
Basic earnings per share (in €)	1.04	0.81	28	1.30	1.14	14
Number of employees (FTE, September 30)	99,710	94,989	5	NA	NA	NA	NA

Nine months ended September 2019
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q3 2019	Q1–Q3 2018	Δ in %	Q1–Q3 2019	Q1–Q3 2018	Δ in %	Δ in % const. curr.
New Cloud Bookings2)	NA	NA	NA	1,389	1,078	29	24
Cloud revenue	5,037	3,588	40	5,106	3,614	41	36
Software licenses and support revenue	11,130	10,714	4	11,130	10,714	4	1
Cloud and software revenue	16,167	14,302	13	16,236	14,328	13	10
Total revenue	19,513	17,280	13	19,583	17,307	13	10
Share of more predictable revenue (in %)	70	68	2pp	70	68	2pp
Operating profit (loss)	2,370	3,304	–28	5,368	4,618	16	12
Profit (loss) after tax	1,733	2,397	–28	3,961	3,397	17
Basic earnings per share (in €)	1.43	2.01	–29	3.29	2.85	16
Number of employees (FTE, September 30)	99,710	94,989	5	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	5

Business Outlook 2019

The Company reiterates its outlook for the full year 2019.

SAP continues to expect:

•          Non-IFRS cloud revenue to be in a range of €6.7 – €7.0 billion at constant currencies (2018: €5.03 billion), up 33% – 39% at constant currencies.

•          Non-IFRS cloud and software revenue to be in a range of €22.4 – €22.7 billion at constant currencies (2018: €20.66 billion), up 8.5% – 10% at constant currencies.

•          Non-IFRS operating profit to be in a range of €7.85 – €8.05 billion at constant currencies (2018: €7.16 billion), up 9.5% – 12.5% at constant currencies (previously: €7.7 – €8.0 billion, up 7.5% – 11.5% at constant currencies)

In addition, SAP expects total revenues to increase strongly, at a rate lower than operating profit.

The 2019 numbers include Qualtrics’ revenues and profits only from the acquisition date of January 23rd. The comparative numbers for full year 2018 do not include Qualtrics revenues and profits and include Callidus revenue and profits only from the April 5th, 2018 acquisition date.

While SAP’s full-year 2019 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q4 and FY 2019 expected currency impacts.

Expected Currency Impact Based on September 2019 Level for the Rest of the Year
In percentage points	Q4	FY
Cloud revenue	+3pp to +5pp	+4pp to +6pp
Cloud and software revenue	+2pp to +4pp	+2pp to +4pp
Operating profit	+2pp to +4pp	+3pp to +5pp

Ambition 2020 and 2023

Looking beyond 2019, SAP continues to expect the following:

Ambition 2020

SAP continues to expect:

•          €8.6 – €9.1 billion non-IFRS cloud revenue

•          €28.6 – €29.2 billion non-IFRS total revenue

•          The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) in a range of 70% – 75%

•          €8.8 – €9.1 billion non-IFRS operating profit

Ambition 2023

Over the period from 2018 through 2023, SAP continues to expect to:

•          More than triple non-IFRS cloud revenue (2018: €5.03 billion)

•          Grow to more than €35 billion in non-IFRS total revenue (2018: €24.74 billion)

•          Approach a share of more predictable revenue of 80%

•          Reach a Non-IFRS cloud gross margin of 75%

•          Increase the non-IFRS operating margin by one percentage point per year on average, representing a total expansion of approximately 500 basis points

6	SAP Quarterly Statement Q3 2019

Additional Information

This Quarterly Statement and all information therein is unaudited.

Definition of key growth metrics

New cloud bookings are the total of all orders received in a given period the revenue from which is expected to be classified as cloud revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue

New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software license are not included in the software license order entry metric.

Global commerce is the total commerce volume transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

For explanations on other key growth metrics please refer the performance management section of SAP’s Integrated Report 2018, which can be found at www.sapintegratedreport.com.

Webcast

SAP senior management will host a financial analyst conference call today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at www.sap.com/investor.

Special Capital Markets Day

SAP will host a Special Capital Markets Day on November 12, 2019 in New York City.

About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables more than 437,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Quarterly Statement Q3 2019	7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2019 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice

8	SAP Quarterly Statement Q3 2019

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)			10

Primary Financial Statements of SAP Group (IFRS)			12

(A)	Consolidated Income Statements		12

	(A.1)	Consolidated Income Statements – Quarter	12

	(A.2)	Consolidated Income Statements – Year-to-Date	13

(B)	Consolidated Statements of Financial Position		14

(C)	Consolidated Statements of Cash Flows		15

Non-IFRS Numbers			16

(D)	Basis of Non-IFRS Presentation		16

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		17

	(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter	17

	(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date	18

(F)	Non-IFRS Adjustments – Actuals and Estimates		19

(G)	Non-IFRS Adjustments by Functional Areas		19

Disaggregations			21

(H)	Segment Reporting		21

	(H.1)	Segment Policies and Segment Changes	21

	(H.2)	Segment Reporting – Quarter	22

	(H.3)	Segment Reporting – Year-to-Date	26

(I)	Revenue by Region (IFRS and Non-IFRS)		30

	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	30

	(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date	31

(J)	Employees by Region and Functional Areas		32

Other Disclosures			33

(K)	Accounting Policy Changes		33

	(K.1)	Adoption of IFRS 16	33

(L)	Impact of Hyperinflation		33

(M)	Business Combinations and Divestments		33

	(M.1)	Business Combinations	33

	(M.2)	Divestments	34

(N)	Miscellaneous Disclosures		34

	(N.1)	Changes in Estimates	34

	(N.2)	Financial Income, Net	34

	(N.3)	Financial Instruments	34

SAP Quarterly Statement Q3 2019	9

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018	Q1 2019	Q2 2019	Q3 2019
Revenues
Cloud (IFRS)	1,070	1,213	1,304	1,406	4,993	1,555	1,692	1,789
Cloud (non-IFRS)	1,072	1,227	1,315	1,413	5,027	1,581	1,717	1,807
% change – yoy	18	32	40	42	33	48	40	37
% change constant currency – yoy	31	40	41	40	38	41	35	33
Software licenses (IFRS)	625	996	937	2,089	4,647	650	948	932
Software licenses (non-IFRS)	625	996	937	2,089	4,647	650	948	932
% change – yoy	–10	–9	–9	1	–5	4	–5	–1
% change constant currency – yoy	–2	–5	–8	8	0	1	–6	–4
Software support (IFRS)	2,656	2,735	2,765	2,825	10,981	2,838	2,854	2,907
Software support (non-IFRS)	2,656	2,735	2,765	2,826	10,982	2,838	2,854	2,907
% change – yoy	–3	0	3	3	1	7	4	5
% change constant currency – yoy	5	7	6	3	5	4	2	3
Software licenses and support (IFRS)	3,281	3,731	3,702	4,914	15,628	3,489	3,802	3,839
Software licenses and support (non-IFRS)	3,281	3,731	3,702	4,914	15,629	3,489	3,802	3,840
% change – yoy	–4	–2	0	2	–1	6	2	4
% change constant currency – yoy	4	3	2	5	4	3	0	1
Cloud and software (IFRS)	4,351	4,944	5,007	6,320	20,622	5,044	5,495	5,629
Cloud and software (non-IFRS)	4,353	4,958	5,017	6,327	20,655	5,070	5,520	5,647
% change – yoy	1	4	8	9	6	16	11	13
% change constant currency – yoy	9	10	10	11	10	12	8	10
Total revenue (IFRS)	5,261	5,999	6,020	7,428	24,708	6,091	6,631	6,791
Total revenue (non-IFRS)	5,262	6,014	6,031	7,434	24,741	6,118	6,656	6,809
% change – yoy	0	4	8	9	5	16	11	13
% change constant currency – yoy	9	10	10	13	11	12	8	10
Share of more predictable revenue (IFRS, in %)	71	66	68	57	65	72	69	69
Share of more predictable revenue (non-IFRS, in %)	71	66	68	57	65	72	69	69

Profits
Operating profit (loss) (IFRS)	1,025	1,044	1,236	2,399	5,703	–136	827	1,679
Operating profit (loss) (non-IFRS)	1,235	1,640	1,742	2,545	7,163	1,467	1,816	2,086
% change	3	4	6	8	6	19	11	20
% change constant currency	14	12	11	8	10	13	8	15
Profit (loss) after tax (IFRS)	708	718	972	1,691	4,088	–108	582	1,259
Profit (loss) after tax (non-IFRS)	868	1,171	1,358	1,802	5,199	1,080	1,317	1,564
% change	–2	5	12	–16	–3	25	12	15

Margins
Cloud gross margin (IFRS, in %)	59.3	58.3	58.6	58.2	58.6	61.2	62.6	64.5
Cloud gross margin (non-IFRS, in %)	63.2	63.6	63.5	62.1	63.1	66.2	67.9	69.0
Software license and support gross margin (IFRS, in %)	85.7	85.8	86.0	88.3	86.6	84.6	86.0	87.0
Software license and support gross margin (non-IFRS, in %)	86.4	87.0	87.1	88.7	87.4	85.7	87.1	87.6
Cloud and software gross margin (IFRS, in %)	79.2	79.0	78.9	81.6	79.8	77.4	78.8	79.9
Cloud and software gross margin (non-IFRS, in %)	80.7	81.2	80.9	82.8	81.5	79.6	81.1	81.7
Gross margin (IFRS, in %)	68.5	68.6	68.3	72.9	69.8	66.5	68.2	70.3
Gross margin (non-IFRS, in %)	70.2	71.5	71.0	74.0	71.8	69.5	71.4	72.3
Operating margin (IFRS, in %)	19.5	17.4	20.5	32.3	23.1	–2.2	12.5	24.7
Operating margin (non-IFRS, in %)	23.5	27.3	28.9	34.2	29.0	24.0	27.3	30.6
AT&S segment – Cloud gross margin (in %)	49.1	48.8	48.1	46.9	48.2	53.2	55.9	57.8
AT&S segment – Segment gross margin (in %)	71.2	72.6	72.4	75.2	73.1	70.1	72.5	73.7
AT&S segment – Segment margin (in %)	36.6	41.3	41.9	46.9	42.1	36.4	42.4	44.9
ISG segment – Cloud gross margin (in %)	77.4	77.4	78.4	78.0	77.8	78.0	78.2	78.0
ISG segment – Segment gross margin (in %)	68.7	69.3	69.1	69.2	69.1	69.2	69.7	69.9

10	SAP Quarterly Statement Q3 2019

€ millions, unless otherwise stated	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018	Q1 2019	Q2 2019	Q3 2019
ISG segment – Segment margin (in %)	16.7	20.3	23.0	20.4	20.2	21.6	19.6	25.5
CXM segment – Cloud gross margin (in %)	65.4	68.7	67.6	63.1	66.2	74.9	76.6	76.4
CXM segment – Segment gross margin (in %)	75.8	77.5	75.0	79.7	77.4	75.3	75.2	74.1
CXM segment – Segment margin (in %)	–7.0	1.6	5.5	24.2	9.4	–2.5	–1.1	0.5

Key Profit Ratios
Effective tax rate (IFRS, in %)	28.3	29.5	24.1	26.9	27.0	23.2	28.6	26.1
Effective tax rate (non-IFRS, in %)	27.6	27.5	24.0	26.7	26.3	26.1	27.0	25.8

Earnings per share, basic (IFRS, in €)	0.59	0.60	0.81	1.41	3.42	–0.10	0.48	1.04
Earnings per share, basic (non-IFRS, in €)	0.73	0.98	1.14	1.51	4.35	0.90	1.09	1.30

Order Entry
New cloud and software order entry	1,346	2,332	2,221	4,533	10,432	1,579	2,404	2,656
% change – yoy	1	8	11	15	11	17	3	20
% change constant currency – yoy	10	12	12	18	14	13	1	15
New cloud bookings	245	421	411	736	1,814	324	494	572
% change – yoy	14	24	36	25	25	32	17	39
% change constant currency – yoy	25	29	37	23	28	26	15	34
Orders – number of cloud deals (in transactions)	2,376	3,032	3,375	6,055	14,839	2,956	3,609	3,718
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	20	32	28	33	30	26	26	29
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	31	35	28	32	39	33	33
Orders – number of on-premise software deals (in transactions)	13,549	14,538	13,794	16,649	58,530	12,229	12,522	12,270
Share of orders greater than €5 million based on total software order entry volume (in %)	18	29	22	35	29	28	28	31
Share of orders smaller than €1 million based on total software order entry volume (in %)	50	41	42	33	39	42	36	39

Liquidity and Cash Flow
Net cash flows from operating activities	2,578	407	499	819	4,303	2,802	–122	638
Capital expenditure	–427	–391	–328	–312	–1,458	–359	–180	–164
Payments of lease liabilities	NA	NA	NA	NA	NA	–78	–106	–104
Free cash flow	2,151	16	171	506	2,844	2,365	–409	370
% of total revenue (IFRS)	41	0	3	7	12	39	–6	5
% of profit after tax (IFRS)	304	2	18	30	70	–2,198	–70	29
Group liquidity, gross	8,270	4,688	4,738	8,838	8,838	7,673	5,280	5,597
Group debt	–7,723	–7,660	–7,521	–11,331	–11,331	–13,866	–13,833	–13,874
Group liquidity, net	546	–2,972	–2,784	–2,493	–2,493	–6,193	–8,553	–8,277
Days sales outstanding (DSO, in days)1)	68	68	68	70	70	69	70	71

Financial Position
Cash and cash equivalents	7,598	4,516	4,507	8,627	8,627	7,332	5,168	5,525
Goodwill	20,856	23,406	23,523	23,736	23,736	29,091	28,784	29,833
Total assets	45,463	45,491	45,631	51,502	51,502	60,700	57,716	59,800
Contract liabilities (current)	5,046	4,867	3,600	3,028	3,028	6,068	5,558	4,400
Equity ratio (total equity in % of total assets)	56	57	59	56	56	48	48	51

Non-Financials
Number of employees (quarter end)2)	91,120	93,846	94,989	96,498	96,498	98,659	98,332	99,710
Employee retention (in %, rolling 12 months)	94.4	94.3	94.1	93.9	93.9	93.8	93.5	93.3
Women in management (in %, quarter end)	25.6	25.8	25.9	25.7	25.7	26.0	26.2	26.3
Greenhouse gas emissions (in kilotons)	100	75	65	70	310	110	75	65

1) Days sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	11

Primary Financial Statements of SAP Group (IFRS)

(A)                         Consolidated Income Statements

(A.1)                Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2019	Q3 2018	Δ in %
Cloud	1,789	1,304	37
Software licenses	932	937	–1
Software support	2,907	2,765	5
Software licenses and support	3,839	3,702	4
Cloud and software	5,629	5,007	12
Services	1,162	1,014	15
Total revenue	6,791	6,020	13

Cost of cloud	–635	–540	18
Cost of software licenses and support	–499	–517	–4
Cost of cloud and software	–1,134	–1,057	7
Cost of services	–884	–851	4
Total cost of revenue	–2,017	–1,908	6
Gross profit	4,773	4,112	16
Research and development	–975	–918	6
Sales and marketing	–1,774	–1,673	6
General and administration	–323	–284	14
Restructuring	–15	–4	>100
Other operating income/expense, net	–7	2	<-100
Total operating expenses	–5,111	–4,784	7
Operating profit (loss)	1,679	1,236	36

Other non-operating income/expense, net	–19	33	<-100
Finance income	253	84	>100
Finance costs	–211	–71	>100
Financial income, net	42	12	>100
Profit (loss) before tax	1,702	1,280	33

Income tax expense	–443	–309	44
Profit (loss) after tax	1,259	972	30
Attributable to owners of parent	1,246	971	28
Attributable to non-controlling interests	13	1	>100

Earnings per share, basic (in €)1)	1.04	0.81	28
Earnings per share, diluted (in €)1)	1.04	0.81	28

1) For the three months ended September 30, 2019 and 2018, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

2) In 2019, we renamed “cloud subscription and support” revenue and “cost of cloud subscription and support” to “cloud” revenue and “cost of cloud” without changing the content of these line items.

Due to rounding, numbers may not add up precisely.

12	SAP Quarterly Statement Q3 2019

(A.2)               Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2019	Q1–Q3 2018	Δ in %
Cloud	5,037	3,588	40
Software licenses	2,531	2,558	–1
Software support	8,599	8,156	5
Software licenses and support	11,130	10,714	4
Cloud and software	16,167	14,302	13
Services	3,346	2,979	12
Total revenue	19,513	17,280	13

Cost of cloud	–1,872	–1,481	26
Cost of software licenses and support	–1,568	–1,518	3
Cost of cloud and software	–3,439	–2,999	15
Cost of services	–2,729	–2,451	11
Total cost of revenue	–6,169	–5,450	13
Gross profit	13,344	11,831	13
Research and development	–3,089	–2,680	15
Sales and marketing	–5,607	–4,986	12
General and administration	–1,218	–832	47
Restructuring	–1,100	–26	>100
Other operating income/expense, net	41	–3	<-100
Total operating expenses	–17,142	–13,976	23
Operating profit (loss)	2,370	3,304	–28

Other non-operating income/expense, net	–63	–58	9
Finance income	539	269	>100
Finance costs	–469	–229	>100
Financial income, net	70	40	77
Profit (loss) before tax	2,377	3,286	–28

Income tax expense	–644	–889	–28
Profit (loss) after tax	1,733	2,397	–28
Attributable to owners of parent	1,701	2,396	–29
Attributable to non-controlling interests	32	1	>100

Earnings per share, basic (in €)1)	1.43	2.01	–29
Earnings per share, diluted (in €)1)	1.43	2.01	–29

1) For the nine months ended September 30, 2019 and 2018, the weighted average number of shares was 1,194 million (diluted: 1,194 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

2) In 2019, we renamed “cloud subscription and support” revenue and “cost of cloud subscription and support” to “cloud” revenue and “cost of cloud”, respectively, without changing the content of these line items.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	13

(B)                         Consolidated Statements of Financial Position

as at 09/30/2019 and 12/31/2018
€ millions	2019	20181)
Cash and cash equivalents	5,525	8,627
Other financial assets	328	448
Trade and other receivables	5,846	6,362
Other non-financial assets	1,306	889
Tax assets	1,079	293
Total current assets	14,085	16,620
Goodwill	29,833	23,736
Intangible assets	4,736	3,227
Property, plant, and equipment	5,449	3,553
Other financial assets	2,443	1,536
Trade and other receivables	131	118
Other non-financial assets	1,539	1,301
Tax assets	379	397
Deferred tax assets	1,205	1,014
Total non-current assets	45,715	34,881
Total assets	59,800	51,502

€ millions	2019	20181)
Trade and other payables	1,510	1,491
Tax liabilities	462	611
Financial liabilities	2,791	1,125
Other non-financial liabilities	3,852	4,120
Provisions	869	110
Contract liabilities	4,400	3,028
Total current liabilities	13,884	10,486
Trade and other payables	13	129
Tax liabilities	580	495
Financial liabilities	13,649	10,553
Other non-financial liabilities	725	501
Provisions	321	270
Deferred tax liabilities	306	102
Contract liabilities	93	88
Total non-current liabilities	15,687	12,138
Total liabilities	29,571	22,624
Issued capital	1,229	1,229
Share premium	546	543
Retained earnings	27,215	27,407
Other components of equity	2,750	1,234
Treasury shares	–1,580	–1,580
Equity attributable to owners of parent	30,159	28,832

Non-controlling interests	69	45
Total equity	30,228	28,877
Total equity and liabilities	59,800	51,502

1) Under the adoption method we chose for IFRS 16, prior years are not restated to conform to the new policies. See section (K) Accounting Policy Changes in this Quarterly Statement.

Due to rounding, numbers may not add up precisely.

14	SAP Quarterly Statement Q3 2019

(C)                         Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2019	Q1–Q3 20181)
Profit (loss) after tax	1,733	2,397
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	1,371	986
Share-based payment expense	1,313	838
Income tax expense	644	889
Financial income, net	–70	–40
Decrease/increase in allowances on trade receivables	–3	–59
Other adjustments for non-cash items	–55	3
Decrease/increase in trade and other receivables	668	1,522
Decrease/increase in other assets	–672	–514
Increase/decrease in trade payables, provisions, and other liabilities	208	–547
Increase/decrease in contract liabilities	1,059	86
Share-based payments	–1,058	–853
Interest paid	–228	–123
Interest received	74	75
Income taxes paid, net of refunds	–1,667	–1,177
Net cash flows from operating activities	3,317	3,484
Business combinations, net of cash and cash equivalents acquired	–6,186	–2,017
Proceeds from sales of subsidiaries or other businesses	61	0
Purchase of intangible assets or property, plant, and equipment	–703	–1,146
Proceeds from sales of intangible assets or property, plant, and equipment	52	54
Purchase of equity or debt instruments of other entities	–774	–810
Proceeds from sales of equity or debt instruments of other entities	564	1,309
Net cash flows from investing activities	–6,985	–2,609
Dividends paid	–1,790	–1,671
Dividends paid on non-controlling interests	–6	–6
Proceeds from borrowings	3,023	1,833
Repayments of borrowings	–546	–626
Payments of lease liabilities	–288	0
Net cash flows from financing activities	393	–470
Effect of foreign currency rates on cash and cash equivalents	174	91
Net decrease/increase in cash and cash equivalents	–3,102	496
Cash and cash equivalents at the beginning of the period	8,627	4,011
Cash and cash equivalents at the end of the period	5,525	4,507

1) Under the adoption method we chose for IFRS 16, prior years are not restated to conform to the new policies. See the Notes to the Consolidated Half-Year Financial Statements, Note (D.3).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	15

Non-IFRS Numbers

(D)                         Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

16	SAP Quarterly Statement Q3 2019

(E)                         Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)                Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated	Q3 2019					Q3 2018			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	1,789	18	1,807	–55	1,752	1,304	10	1,315	37	37	33
Software licenses	932	0	932	–32	900	937	0	937	–1	–1	–4
Software support	2,907	0	2,907	–66	2,842	2,765	0	2,765	5	5	3
Software licenses and support	3,839	0	3,840	–97	3,742	3,702	0	3,702	4	4	1
Cloud and software	5,629	18	5,647	–153	5,494	5,007	11	5,017	12	13	10
Services	1,162	0	1,162	–32	1,130	1,014	0	1,014	15	15	11
Total revenue	6,791	18	6,809	–185	6,624	6,020	11	6,031	13	13	10

Operating Expense Numbers
Cost of cloud	–635	74	–561			–540	61	–479	18	17
Cost of software licenses and support	–499	24	–475			–517	41	–476	–4	0
Cost of cloud and software	–1,134	97	–1,036			–1,057	101	–956	7	8
Cost of services	–884	34	–849			–851	59	–792	4	7
Total cost of revenue	–2,017	132	–1,886			–1,908	160	–1,747	6	8
Gross profit	4,773	150	4,924			4,112	171	4,283	16	15
Research and development	–975	51	–923			–918	91	–828	6	12
Sales and marketing	–1,774	153	–1,621			–1,673	201	–1,471	6	10
General and administration	–323	36	–287			–284	39	–245	14	17
Restructuring	–15	15	0			–4	4	0	>100	NA
Other operating income/expense, net	–7	0	–7			2	0	2	<-100	<-100
Total operating expenses	–5,111	388	–4,724	111	–4,613	–4,784	496	–4,289	7	10	8

Profit Numbers
Operating profit (loss)	1,679	406	2,086	–74	2,011	1,236	506	1,742	36	20	15
Other non-operating income/expense, net	–19	0	–19			33	0	33	<-100	<-100
Finance income	253	0	253			84	0	84	>100	>100
Finance costs	–211	0	–211			–71	0	–71	>100	>100
Financial income, net	42	0	42			12	0	12	>100	>100
Profit (loss) before tax	1,702	406	2,108			1,280	506	1,786	33	18
Income tax expense	–443	–101	–544			–309	–119	–428	44	27
Profit (loss) after tax	1,259	305	1,564			972	387	1,358	30	15
Attributable to owners of parent	1,246	305	1,552			971	387	1,358	28	14
Attributable to non-controlling interests	13	0	13			1	0	1	>100	>100

Key Ratios
Operating margin (in %)	24.7		30.6		30.4	20.5		28.9	4.2pp	1.7pp	1.5pp
Effective tax rate (in %)2)	26.1		25.8			24.1		24.0	1.9pp	1.8pp
Earnings per share, basic (in €)	1.04		1.30			0.81		1.14	28	14

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2019 and Q3 2018 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	17

(E.2)               Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2019					Q1–Q3 2018			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	5,037	69	5,106	–194	4,912	3,588	26	3,614	40	41	36
Software licenses	2,531	0	2,531	–65	2,466	2,558	0	2,558	–1	–1	–4
Software support	8,599	0	8,599	–209	8,390	8,156	0	8,156	5	5	3
Software licenses and support	11,130	0	11,130	–274	10,856	10,714	0	10,714	4	4	1
Cloud and software	16,167	70	16,236	–468	15,768	14,302	27	14,328	13	13	10
Services	3,346	0	3,346	–102	3,244	2,979	0	2,979	12	12	9
Total revenue	19,513	70	19,583	–570	19,013	17,280	27	17,307	13	13	10

Operating Expense Numbers
Cost of cloud	–1,872	225	–1,647			–1,481	161	–1,320	26	25
Cost of software licenses and support	–1,568	103	–1,465			–1,518	112	–1,406	3	4
Cost of cloud and software	–3,439	328	–3,111			–2,999	273	–2,726	15	14
Cost of services	–2,729	181	–2,548			–2,451	145	–2,306	11	11
Total cost of revenue	–6,169	509	–5,660			–5,450	417	–5,032	13	12
Gross profit	13,344	579	13,923			11,831	444	12,275	13	13
Research and development	–3,089	308	–2,781			–2,680	217	–2,462	15	13
Sales and marketing	–5,607	649	–4,958			–4,986	520	–4,466	12	11
General and administration	–1,218	362	–857			–832	106	–725	47	18
Restructuring	–1,100	1,100	0			–26	26	0	>100	NA
Other operating income/expense, net	41	0	41			–3	0	–3	<-100	<-100
Total operating expenses	–17,142	2,928	–14,214	378	–13,836	–13,976	1,286	–12,690	23	12	9

Profit Numbers
Operating profit (loss)	2,370	2,998	5,368	–192	5,177	3,304	1,313	4,618	–28	16	12
Other non-operating income/expense, net	–63	0	–63			–58	0	–58	9	9
Finance income	539	0	539			269	0	269	>100	>100
Finance costs	–469	0	–469			–229	0	–229	>100	>100
Financial income, net	70	0	70			40	0	40	77	77
Profit (loss) before tax	2,377	2,998	5,375			3,286	1,313	4,599	–28	17
Income tax expense	–644	–770	–1,414			–889	–313	–1,202	–28	18
Profit (loss) after tax	1,733	2,228	3,961			2,397	1,000	3,397	–28	17
Attributable to owners of parent	1,701	2,228	3,929			2,396	1,000	3,396	–29	16
Attributable to non-controlling interests	32	0	32			1	0	1	>100	>100

Key Ratios
Operating margin (in %)	12.1		27.4		27.2	19.1		26.7	–7.0pp	0.7pp	0.5pp
Effective tax rate (in %)2)	27.1		26.3			27.1		26.1	0.0pp	0.2pp
Earnings per share, basic (in €)	1.43		3.29			2.01		2.85	–29	16

1) Constant-currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant-currency numbers with the non-IFRS number of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine month of 2019 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine month of 2018 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

18	SAP Quarterly Statement Q3 2019

(F)                           Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2019	Q1–Q3 2019	Q3 2019	Q1–Q3 2018	Q3 2018
Operating profit (loss) (IFRS)		2,370	1,679	3,304	1,236
Revenue adjustments	70–120	70	18	27	11
Adjustment for acquisition-related charges	650–750	515	174	422	144
Adjustment for share-based payment expenses	1,650–1,900	1,313	199	838	347
Adjustment for restructuring	1,050–1,150	1,100	15	26	4
Operating expense adjustments		2,928	388	1,286	496
Operating profit (loss) adjustments		2,998	406	1,313	506
Operating profit (loss) (non-IFRS)		5,368	2,086	4,618	1,742

Due to rounding, numbers may not add up precisely.

(G)                         Non-IFRS Adjustments by Functional Areas

€ millions					Q3 2019					Q3 2018
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–1,134	81	17	0	–1,036	–1,057	69	32	0	–956
Cost of services	–884	1	33	0	–849	–851	2	57	0	–792
Research and development	–975	2	50	0	–923	–918	2	89	0	–828
Sales and marketing	–1,774	89	64	0	–1,621	–1,673	71	130	0	–1,471
General and administration	–323	1	35	0	–287	–284	1	38	0	–245
Restructuring	–15	0	0	15	0	–4	0	0	4	0
Other operating income/expense, net	–7	0	0	0	–7	2	0	0	0	2
Total operating expenses	–5,111	174	199	15	–4,724	–4,784	144	347	4	–4,289

€ millions				Q1–Q3 2019					Q1–Q3 2018
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–3,439	231	97	0	–3,111	–2,999	195	78	0	–2,726
Cost of services	–2,729	4	177	0	–2,548	–2,451	7	138	0	–2,306
Research and development	–3,089	7	301	0	–2,781	–2,680	5	212	0	–2,462
Sales and marketing	–5,607	259	390	0	–4,958	–4,986	205	315	0	–4,466
General and administration	–1,218	15	347	0	–857	–832	11	96	0	–725
Restructuring	–1,100	0	0	1,100	0	–26	0	0	26	0
Other operating income/expense, net	41	0	0	0	41	–3	0	0	0	–3
Total operating expenses	–17,142	515	1,313	1,100	–14,214	–13,976	422	838	26	–12,690

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	19

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2019	Q1–Q3 2019	Q3 2018	Q1–Q3 2018
Cost of cloud and software	–9	–136	–1	–3
Cost of services	2	–167	–1	–9
Research and development	–5	–448	–2	–3
Sales and marketing	–3	–284	–1	–10
General and administration	–1	–65	0	0
Restructuring expenses	–15	–1,100	–4	–26

Due to rounding, numbers may not add up precisely.

20	SAP Quarterly Statement Q3 2019

Disaggregations

(H)                        Segment Reporting

(H.1)              Segment Policies and Segment Changes

SAP has three reportable segments: the Applications, Technology & Services segment, the Intelligent Spend Group segment, and the Customer and Experience Management segment.

For some offerings, revenues are currently included in the Customer and Experience Management segment, whereas related costs (mainly research and development costs and cost of software licenses and support) are allocated to the Applications, Technology & Services segment. The following numbers display the above mentioned costs:

–        Cost of software licenses and support:

¡          Q3/2019: €5 million (Q3/2018: €7 million)

¡          Q1–Q3/2019: €22 million (Q1–Q3/2018: €23 million)

–        Other segment expenses:

¡          Q3/2019: €8 million (Q3/2018: €11 million)

¡          Q1–Q3/2019: €28 million (Q1–Q3/2018: €33 million)

For a more detailed description of SAP’s segment reporting, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (C.1).

SAP Quarterly Statement Q3 2019	21

(H.2)              Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q3 2019	Q3 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	638	622	470	36	32
Cloud – IaaS2)	175	170	131	33	29
Cloud	813	792	601	35	32
Software licenses	891	860	874	2	–2
Software support	2,904	2,839	2,761	5	3
Software licenses and support	3,795	3,699	3,635	4	2
Cloud and software	4,607	4,491	4,237	9	6
Services	911	887	828	10	7
Total segment revenue	5,518	5,378	5,065	9	6
Cost of cloud – SaaS/PaaS1)	–212	–203	–203	4	0
Cost of cloud – IaaS2)	–131	–127	–109	20	17
Cost of cloud	–343	–331	–312	10	6
Cost of software licenses and support	–460	–451	–460	0	–2
Cost of cloud and software	–803	–781	–772	4	1
Cost of services	–648	–634	–625	4	1
Total cost of revenue	–1,451	–1,415	–1,397	4	1
Segment gross profit	4,067	3,963	3,668	11	8
Other segment expenses	–1,592	–1,560	–1,547	3	1
Segment profit (loss)	2,475	2,403	2,121	17	13
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	66.7	67.3	56.8	9.9pp	10.5pp
Cloud gross margin – IaaS2) (in %)	25.3	25.0	16.8	8.5pp	8.2pp
Cloud gross margin (in %)	57.8	58.3	48.1	9.7pp	10.2pp
Segment gross margin (in %)	73.7	73.7	72.4	1.3pp	1.3pp
Segment margin (in %)	44.9	44.7	41.9	3.0pp	2.8pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

22	SAP Quarterly Statement Q3 2019

Intelligent Spend Group

€ millions, unless otherwise stated		Q3 2019	Q3 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	699	674	563	24	20
Cloud	699	674	563	24	20
Software licenses	0	0	0	<-100	<-100
Software support	3	3	4	–8	–12
Software licenses and support	3	3	4	–9	–13
Cloud and software	702	677	566	24	19
Services	126	122	109	16	12
Total segment revenue	828	798	675	23	18
Cost of cloud – SaaS/PaaS1)	–153	–148	–121	26	22
Cost of cloud	–153	–148	–121	26	22
Cost of software licenses and support	–3	–3	–1	>100	>100
Cost of cloud and software	–157	–151	–123	28	23
Cost of services	–93	–89	–86	7	4
Total cost of revenue	–249	–240	–209	19	15
Segment gross profit	579	558	466	24	20
Other segment expenses	–368	–355	–311	18	14
Segment profit (loss)	211	203	155	36	31
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	78.0	78.1	78.4	–0.4pp	–0.4pp
Cloud gross margin (in %)	78.0	78.1	78.4	–0.4pp	–0.4pp
Segment gross margin (in %)	69.9	69.9	69.1	0.8pp	0.8pp
Segment margin (in %)	25.5	25.4	23.0	2.5pp	2.4pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	23

Customer and Experience Management

€ millions, unless otherwise stated		Q3 2019	Q3 2018	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	294	284	148	98	92
Cloud	294	284	148	98	92
Software licenses	41	39	63	–35	–37
Software support	0	0	0	<-100	<-100
Software licenses and support	41	39	63	–35	–38
Cloud and software	334	323	211	59	53
Services	37	35	2	>100	>100
Total segment revenue	371	358	212	75	69
Cost of cloud – SaaS/PaaS1)	–69	–67	–48	44	40
Cost of cloud	–69	–67	–48	44	40
Cost of software licenses and support	–5	–5	–4	19	16
Cost of cloud and software	–74	–72	–52	42	38
Cost of services	–22	–21	–1	>100	>100
Total cost of revenue	–96	–93	–53	81	75
Segment gross profit	275	265	159	73	66
Other segment expenses	–273	–264	–148	85	79
Segment profit (loss)	2	1	12	–84	–88
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	76.4	76.4	67.6	8.8pp	8.7pp
Cloud gross margin (in %)	76.4	76.4	67.6	8.8pp	8.7pp
Segment gross margin (in %)	74.1	74.0	75.0	–0.9pp	–0.9pp
Segment margin (in %)	0.5	0.4	5.5	–5.0pp	–5.1pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

24	SAP Quarterly Statement Q3 2019

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated			Q3 2019	Q3 2018	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend Group segment	699	674	563	24	20
	Other3)	934	909	621	50	46
	Total	1,632	1,582	1,184	38	34
Cloud revenue – IaaS2)		175	170	131	33	29
Cloud revenue		1,807	1,752	1,315	37	33
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend Group segment	78.0	78.1	78.4	–0.4pp	–0.4pp
	Other3)	70.4	70.5	59.9	10.5pp	10.6pp
	Total	73.7	73.7	68.7	4.9pp	5.0pp
Cloud gross margin – IaaS2) (in %)		25.3	25.0	16.8	8.5pp	8.2pp
Cloud gross margin (in %)		69.0	69.0	63.5	5.4pp	5.5pp

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Other includes the Applications, Technology & Services segment, the Customer and Experience Management segment, and miscellaneous. The individual revenue and margin numbers for the Applications, Technology & Services segment and the Customer and Experience Management segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	25

(H.3)     Segment Reporting – Year-to-Date

Applications, Technology & Services

€ millions, unless otherwise stated		Q1–Q3 2019	Q1–Q3 2018	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	1,800	1,747	1,319	36	32
Cloud – IaaS2)	503	486	348	45	40
Cloud	2,303	2,232	1,667	38	34
Software licenses	2,381	2,321	2,371	0	–2
Software support	8,588	8,379	8,147	5	3
Software licenses and support	10,969	10,700	10,518	4	2
Cloud and software	13,272	12,932	12,185	9	6
Services	2,621	2,550	2,410	9	6
Total segment revenue	15,893	15,482	14,595	9	6
Cost of cloud – SaaS/PaaS1)	–649	–624	–552	18	13
Cost of cloud – IaaS2)	–370	–361	–304	22	19
Cost of cloud	–1,020	–985	–856	19	15
Cost of software licenses and support	–1,415	–1,383	–1,371	3	1
Cost of cloud and software	–2,435	–2,368	–2,227	9	6
Cost of services	–1,987	–1,944	–1,841	8	6
Total cost of revenue	–4,421	–4,312	–4,068	9	6
Segment gross profit	11,472	11,170	10,527	9	6
Other segment expenses	–4,893	–4,788	–4,680	5	2
Segment profit (loss)	6,579	6,382	5,848	13	9
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	63.9	64.3	58.2	5.8pp	6.1pp
Cloud gross margin – IaaS2) (in %)	26.4	25.7	12.7	13.7pp	13.1pp
Cloud gross margin (in %)	55.7	55.9	48.7	7.1pp	7.2pp
Segment gross margin (in %)	72.2	72.1	72.1	0.1pp	0.0pp
Segment margin (in %)	41.4	41.2	40.1	1.3pp	1.2pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

26	SAP Quarterly Statement Q3 2019

Intelligent Spend Group

€ millions, unless otherwise stated		Q1–Q3 2019	Q1–Q3 2018	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	1,992	1,903	1,577	26	21
Cloud	1,992	1,903	1,577	26	21
Software licenses	0	0	0	<-100	<-100
Software support	11	11	12	–2	–7
Software licenses and support	11	11	12	–7	–11
Cloud and software	2,003	1,914	1,589	26	20
Services	351	336	320	10	5
Total segment revenue	2,355	2,249	1,908	23	18
Cost of cloud – SaaS/PaaS1)	–436	–418	–351	24	19
Cost of cloud	–436	–418	–351	24	19
Cost of software licenses and support	–7	–7	–5	58	51
Cost of cloud and software	–444	–425	–355	25	20
Cost of services	–271	–261	–236	15	11
Total cost of revenue	–715	–686	–591	21	16
Segment gross profit	1,640	1,563	1,317	25	19
Other segment expenses	–1,114	–1,067	–933	19	14
Segment profit (loss)	526	496	384	37	29
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	78.1	78.0	77.8	0.3pp	0.3pp
Cloud gross margin (in %)	78.1	78.0	77.8	0.3pp	0.3pp
Segment gross margin (in %)	69.6	69.5	69.0	0.6pp	0.5pp
Segment margin (in %)	22.3	22.0	20.1	2.2pp	1.9pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	27

Customer and Experience Management

€ millions, unless otherwise stated		Q1–Q3 2019	Q1–Q3 2018	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	804	770	358	>100	>100
Cloud	804	770	358	>100	>100
Software licenses	140	136	187	–25	–27
Software support	0	0	0	–28	–32
Software licenses and support	141	137	187	–25	–27
Cloud and software	944	906	545	73	66
Services	93	88	4	>100	>100
Total segment revenue	1,038	994	550	89	81
Cost of cloud – SaaS/PaaS1)	–193	–187	–116	65	61
Cost of cloud	–193	–187	–116	65	61
Cost of software licenses and support	–15	–15	–15	2	0
Cost of cloud and software	–208	–202	–131	58	54
Cost of services	–54	–51	0	>100	>100
Total cost of revenue	–261	–253	–131	99	92
Segment gross profit	777	741	418	86	77
Other segment expenses	–786	–754	–413	90	83
Segment profit (loss)	–10	–13	5	<-100	<-100
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	76.0	75.7	67.5	8.5pp	8.1pp
Cloud gross margin (in %)	76.0	75.7	67.5	8.5pp	8.1pp
Segment gross margin (in %)	74.8	74.6	76.1	–1.2pp	–1.5pp
Segment margin (in %)	–0.9	–1.3	1.0	–1.9pp	–2.3pp

1) Software as a service/platform as a service

Due to rounding, numbers may not add up precisely.

28	SAP Quarterly Statement Q3 2019

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated			Q1–Q3 2019	Q1–Q3 2018	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend Group segment	1,992	1,903	1,577	26	21
	Other3)	2,611	2,524	1,689	55	49
	Total	4,603	4,427	3,266	41	36
Cloud revenue – IaaS2)		503	486	348	45	40
Cloud revenue		5,106	4,912	3,614	41	36
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend Group segment	78.1	78.0	77.8	0.3pp	0.3pp
	Other3)	67.8	67.9	60.6	7.2pp	7.3pp
	Total	72.3	72.2	68.9	3.4pp	3.4pp
Cloud gross margin – IaaS2) (in %)		26.4	25.7	12.7	13.7pp	13.1pp
Cloud gross margin (in %)		67.8	67.6	63.5	4.3pp	4.2pp

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Other includes the Applications, Technology & Services segment, the Customer and Experience Management segment, and miscellaneous. The individual revenue and margin numbers for the Applications, Technology & Services segment and the Customer and Experience Management segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	29

(I)           Revenue by Region (IFRS and Non-IFRS)

(I.1)     Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions				Q3 2019			Q3 2018				Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	540	0	540	–7	532	363	0	363	49	48	46
Americas	1,031	18	1,049	–44	1,005	784	10	795	31	32	26
APJ	219	0	219	–4	214	157	0	157	40	40	37
Cloud revenue	1,789	18	1,807	–55	1,752	1,304	10	1,315	37	37	33

Cloud and Software Revenue by Region
EMEA	2,410	0	2,410	–23	2,388	2,186	0	2,186	10	10	9
Americas	2,332	18	2,350	–98	2,253	2,008	10	2,019	16	16	12
APJ	886	0	886	–32	854	813	0	813	9	9	5
Cloud and software revenue	5,629	18	5,647	–153	5,494	5,007	11	5,017	12	13	10

Total Revenue by Region
Germany	943	0	943	–1	942	902	0	902	5	5	4
Rest of EMEA	1,939	0	1,939	–25	1,914	1,714	0	1,714	13	13	12
Total EMEA	2,882	0	2,882	–26	2,856	2,616	0	2,616	10	10	9
United States	2,345	18	2,363	–107	2,256	2,005	10	2,015	17	17	12
Rest of Americas	525	0	525	–14	512	439	0	439	20	20	17
Total Americas	2,870	18	2,888	–120	2,768	2,444	10	2,454	17	18	13
Japan	313	0	313	–26	288	240	0	240	31	31	20
Rest of APJ	726	0	726	–13	713	721	0	721	1	1	–1
Total APJ	1,039	0	1,039	–39	1,000	961	0	961	8	8	4
Total revenue	6,791	18	6,809	–185	6,624	6,020	11	6,031	13	13	10

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

30	SAP Quarterly Statement Q3 2019

(I.2)     Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions				Q1–Q3 2019			Q1–Q3 2018				Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	1,507	0	1,507	–22	1,484	1,034	0	1,034	46	46	44
Americas	2,899	69	2,968	–156	2,813	2,117	26	2,143	37	38	31
APJ	631	0	631	–16	615	436	0	436	45	45	41
Cloud revenue	5,037	69	5,106	–194	4,912	3,588	26	3,614	40	41	36

Cloud and Software Revenue by Region
EMEA	7,039	0	7,039	–48	6,991	6,393	0	6,393	10	10	9
Americas	6,562	70	6,632	–345	6,287	5,594	27	5,620	17	18	12
APJ	2,566	0	2,566	–75	2,491	2,315	0	2,315	11	11	8
Cloud and software revenue	16,167	70	16,236	–468	15,768	14,302	27	14,328	13	13	10

Total Revenue by Region
Germany	2,726	0	2,726	–2	2,724	2,519	0	2,519	8	8	8
Rest of EMEA	5,693	0	5,693	–54	5,639	5,159	0	5,159	10	10	9
Total EMEA	8,419	0	8,419	–56	8,363	7,678	0	7,678	10	10	9
United States	6,590	70	6,659	–379	6,280	5,578	27	5,604	18	19	12
Rest of Americas	1,482	0	1,482	–46	1,436	1,290	0	1,290	15	15	11
Total Americas	8,072	70	8,142	–425	7,716	6,867	27	6,894	18	18	12
Japan	839	0	839	–54	785	683	0	683	23	23	15
Rest of APJ	2,183	0	2,183	–35	2,148	2,052	0	2,052	6	6	5
Total APJ	3,022	0	3,022	–89	2,933	2,735	0	2,735	10	10	7
Total revenue	19,513	70	19,583	–570	19,013	17,280	27	17,307	13	13	10

1) Constant-currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant-currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2019	31

(J)                            Employees by Region and Functional Areas

Full-time equivalents				9/30/2019				9/30/2018
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,443	4,405	5,261	16,109	6,237	4,109	5,183	15,529
Services	8,224	5,969	5,969	20,163	8,097	5,682	5,491	19,270
Research and development	12,604	5,655	9,055	27,315	12,113	5,616	8,787	26,516
Sales and marketing	10,187	10,297	5,190	25,675	9,839	9,532	5,008	24,379
General and administration	3,129	2,138	1,310	6,577	2,784	1,916	1,098	5,798
Infrastructure	2,224	995	652	3,871	2,010	931	555	3,496
SAP Group (9/30)	42,812	29,460	27,438	99,710	41,080	27,786	26,123	94,989
Thereof acquisitions1)	338	1,638	137	2,113	638	952	434	2,024
SAP Group (nine months’ end average)	42,585	29,287	26,949	98,821	40,077	27,274	25,493	92,844

1) Acquisitions closed between January 1 and September 30 of the respective year

32	SAP Quarterly Statement Q3 2019

Other Disclosures

(K)                         Accounting Policy Changes

(K.1)               Adoption of IFRS 16

As of January 1, 2019, SAP changed its accounting policies to adopt IFRS 16 ‘Leases’. Under the IFRS 16 adoption method chosen by SAP, prior years are not restated to conform to the new policies. Consequently, the year over year changes in profit, assets and liabilities and cash flows in 2019 are impacted by the new policies.

The transition impact of the policy change as of January 1, 2019, was as follows:

–         Property, plant and equipment are higher by €1.9 billion resulting from the recognition of right-of-use assets,

–         Financial liabilities are higher by €2.1 billion due to the recognition of lease liabilities,

–         Trade and other payables are lower by €0.1 billion due to the de-recognition of deferred rent.

In the third quarter (first nine months) of 2019, we have recognized in our consolidated income statement depreciation expense from right-of-use assets of €102 million (€282 million) and interest expense on lease liabilities of €13 million (€39 million).

IFRS 16 also affects SAP’s cash flow statement in the third quarter (first nine months) of 2019 as follows:

–         Operating cash flow increased by €104 million (€288 million),

–         Cash flow from financing activities decreased by €104 million (€288 million).

The Free Cash Flow measure is not affected by this change.

Please also refer to section “Impact of the New Accounting Standard IFRS 16 ‘Leases’” in our 2019 Consolidated Half-Year Financial Statements for further explanations of the changes in accounting policies as a result of the adoption of IFRS 16.

For more information about the financial impacts of the adoption of IFRS 16, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.3).

(L)                           Impact of Hyperinflation

We apply hyperinflation accounting for our subsidiaries in Argentina and Venezuela by restating the financial statements of these subsidiaries for the current period to account for changes in the general purchasing power of the local currency based on relevant price indexes at the reporting date. The restated financial statements of our subsidiaries in Venezuela and Argentina are translated at closing rates. The effects on SAP’s consolidated income statements in the third quarter and the first nine months of 2019 and on SAP’s balance sheet as at September 30, 2019 are not material.

For more information about hyperinflation accounting, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (C.4).

(M)                        Business Combinations and Divestments

(M.1)             Business Combinations

We acquired several businesses during 2018 and in the first nine months of 2019 which, since their acquisition date, have contributed to our consolidated income statement but not in the comparison period.

The legal entities added by our significant acquisitions recognized (incremental amounts not included in the comparative periods)

–         cloud revenue

■          in the third quarter 2019 of €85 million (IFRS) and of €103 million (non-IFRS),

■          in the first nine months 2019 of €248 million (IFRS) and of €318 million (non-IFRS),

–         operating profit

■          in the third quarter 2019 of –€117 million (IFRS) and of –€0.5 million (non-IFRS),

■          in the first nine months 2019 of –€546 million (IFRS) and of €21 million (non-IFRS).

SAP Quarterly Statement Q3 2019	33

These legal entities added by our significant acquisitions also recognized operating profit within our Customer and Experience Management segment

–         in the third quarter 2019 of €4 million,

–         in the first nine months 2019 of €28 million.

For more information about the 2019 business combinations, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.1).

(M.2)            Divestments

At the beginning of 2019, we sold one content as a service (CaaS) business to a third party. This sale generated

–         a profit of €53 million in the first half of 2019, which is classified, in our consolidated income statement, as other operating income,

–         incremental employee related expenses of €7 million in the first quarter 2019, that are classified, in our consolidated income statement, as cost of research and development.

(N)                         Miscellaneous Disclosures

(N.1)              Changes in Estimates

At the beginning of 2019, we changed our estimate of the expected useful lives of certain computer hardware. The effect of this change is a reduction of actual and expected depreciation expense of

–         €24 million in the third quarter 2019 (thereof €16 million in cost of cloud),

–         €73 million in the first nine months 2019 (thereof €50 million in cost of cloud),

–         €93 million expected for the full year 2019 (thereof €71 million in cost of cloud).

For more information regarding changes in estimates, see the Notes to the 2019 Consolidated Half-Year Financial Statements, Note (D.2).

(N.2)              Financial Income, Net

Finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments totaling €209 million in the third quarter 2019 (Q3/2018: €48 million) and €405 million in the first nine months of 2019 (Q1–Q3/2018: €156 million) respectively, interest income from loans and receivables, and other financial assets (cash, cash equivalents, and current investments) totaling €20 million in the third quarter 2019 (Q3/2018: €15 million) and €59 million in the first nine months of 2019 (Q1–Q3/2018: €48 million) respectively, and income from derivatives totaling €24 million in the third quarter 2019 (Q3/2018: €13 million) and €67 million in the first nine months of 2019 (Q1–Q3/2018: €61 million) respectively.

Finance costs mainly consist of losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €98 million in the third quarter 2019 (Q3/2018: €11 million) and €125 million in the first nine months of 2019 (Q1–Q3/2018: €25 million) respectively, interest expense on financial liabilities amounting to €50 million in the third quarter 2019 (Q3/2018: €23 million) and €157 million in the first nine months of 2019 (Q1–Q3/2018: €71 million) respectively, and negative effects from derivatives amounting to €36 million in the third quarter 2019 (Q3/2018: €32 million) and €133 million in the first nine months of 2019 (Q1–Q3/2018: €101 million) respectively.

(N.3)              Financial Instruments

In September 2019, we initiated our commercial paper program (“Commercial Paper”). As of September 30, 2019, we had €0.5 billion of Commercial Paper outstanding with maturities generally less than three months. The funds were used to partially repay the Qualtrics related acquisition term loan.

34	SAP Quarterly Statement Q3 2019